Exhibit 1.01

AbbVie Inc.

Conflict Minerals Report

For the Year Ended December 31, 2019

As adopted by the Securities and Exchange Commission (SEC) pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule) imposes certain reporting obligations on SEC registrants who manufacture, or contract to manufacture, products for which certain specified minerals are necessary to the functionality or production of the products, regardless of the geographic origin of the minerals and whether or not they fund armed conflict.  These minerals consist of columbite-tantalite (coltan), cassiterite and wolframite (and their derivatives tantalum, tin, and tungsten), and gold (collectively, 3TG).

This Report covers AbbVie products manufactured from January 1 through December 31, 2019 for which 3TG may be necessary to the functionality or production.  As used in this Report, the term “AbbVie” refers to AbbVie Inc., a Delaware corporation, and its consolidated subsidiaries, except Allergan plc and its subsidiaries, as discussed further below.

1.             Company and Product Overview

AbbVie is a global, research-based biopharmaceutical company.  AbbVie develops and markets advanced therapies that address some of the world’s most complex and serious diseases.

AbbVie has concluded that the delivery mechanisms for several of its products, such as pump components, contain 3TG that is necessary to their functionality or production (the Products). AbbVie either assembles the Products itself or contracts to have the Products assembled by a third party. The Product components are also sourced from third-party suppliers.  AbbVie does not directly purchase ore or unrefined 3TG, nor does it have direct relationships with any smelters or refiners.  Therefore, AbbVie relies on its direct suppliers to provide information on the origin of any 3TG contained in the product components they supply to AbbVie, including the source of any 3TG that they obtain from lower tier suppliers and smelters.

2.             Summary of Findings

In accordance with the Rule, AbbVie conducted a good faith reasonable country of origin inquiry (RCOI) that it believes was reasonably designed to determine whether any of the necessary 3TG contained in the Products originated in the Democratic Republic of the Congo or an adjoining country (Covered Countries) or from recycled or scrap sources.

As a result of its RCOI, AbbVie has determined that it has insufficient information to allow it to conclude that (i) it has no reason to believe that any of its necessary 3TG originated in the Covered Countries or (ii) it reasonably believes its necessary 3TG came from recycled or scrap sources.  AbbVie therefore conducted further due diligence on the source and chain of custody of the necessary 3TG contained in the Products.

Following the exercise of its due diligence with suppliers, AbbVie is unable to determine at this time the country of origin or mine of origin of the 3TG contained in the Products.  The results of AbbVie’s supply chain due diligence are set forth in this Report, which is published on AbbVie’s website at www.abbvieinvestor.com.

3.             Due Diligence Process

AbbVie’s due diligence measures were designed to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition and the related Supplements (OECD Guidance).  The OECD Guidance is an internationally recognized due diligence framework consisting of a multi-step, risk-based process.  AbbVie has a cross-functional Conflict Minerals Strategy team that is led by Restricted Substances Management, supervised by the Vice President of Direct Purchasing and includes stakeholder participation from AbbVie Finance, Legal, Quality, Procurement, and Commercial functional areas.

AbbVie’s Supplier Code of Conduct provides that suppliers are expected to ensure that all products and product components supplied to AbbVie do not contain 3TG that is sourced from Covered Countries and that has directly or indirectly financed or benefitted armed groups in the Covered Countries.  The Supplier Code of Conduct also requires suppliers to have systems in place that are designed to meet this objective.  The Code is published on AbbVie’s website (at https://www.abbvie.com/uploads/PDFs/suppliers/AbbVie-Supplier-Code-of-Conduct-Brochure.pdf).  Violations of the Supplier Code of Conduct, including with respect to 3TG sourcing, are to be reported to AbbVie’s Purchasing and Supplier Management or to the AbbVie Office of Ethics and Compliance.  Reports may be made on a confidential and anonymous basis, where permitted by local law.  AbbVie also has a program to monitor supplier social responsibility, which includes surveying certain critical suppliers on adherence to AbbVie’s Supplier Code of Conduct.

AbbVie has a process to survey its direct suppliers of the Products, with the objective of providing transparency over the supply chain and enabling identification of upstream participants such as smelters, together with related controls.  It conducted this survey using the Conflict Minerals Reporting Template (the Template) developed by the Responsible Minerals Initiative (RMI), which was formerly known as the Conflict-Free Sourcing Initiative (CFSI).  The Template is designed to facilitate a supplier’s disclosure of information regarding 3TG contained in the supplier’s products, including the country of origin and the name and location of the smelters that process the 3TG.  As part of this process, AbbVie also continued to engage with suppliers concerning their 3TG sourcing and Template responses, including additional communication to address any incomplete or inconsistent information.

The majority of suppliers have indicated that their products do not contain 3TG.  One supplier has not responded to AbbVie’s requests for data. Another supplier has provided incomplete information regarding the use of 3TG in the product AbbVie purchases specifically. Two suppliers reported that their products contain 3TG that are necessary to the production and functionality of the Products.  However, one of these suppliers has not furnished data specific to the products AbbVie purchases. The second supplier reported that it had received responses from all of its relevant suppliers and has identified all smelters.

AbbVie has reviewed the full smelter and refinery lists provided by this second supplier to determine if reported facilities were valid entities, by comparing those smelting and refining facilities to lists supplied by Trade organizations and Governments. Additionally, AbbVie reviewed the lists of smelters and refiners determined to be valid entities against lists of smelters and refineries that are certified to be conflict-free. Lastly, AbbVie researched information regarding each valid smelter or refiner that was not certified as conflict-free to determine if the facilities are known to source from the Covered Countries.  The results of these three inquiries are as follows:

•            Approximately 89% of smelting and refining facilities reported to AbbVie were determined to be valid entities when smelting and refining facility information was compared against lists supplied by the Responsible Minerals Initiative Standard smelter list (as of January 2020) and the London Bullion Market Association (LBMA). The vast majority of the remaining facilities were determined to be non-operational based on information available to AbbVie at the time of review.

•            Approximately 84% of the reported valid smelters and refiners are designated either as “RMI Conformant” or “Active” by the RMI’s Conflict-Free Smelter Program, according to lists published by RMI (as of January 2020) or have been identified to be on the LBMA’s Current Good Delivery List (as of January 2020). The remaining facilities, as well as the few smelters not identified to be valid, are reportedly located in Australia, Belgium, Brazil, China, India, Kazakhstan, Republic of Korea, Lithuania, Malaysia, Mexico, Myanmar, New Zealand, Russian Federation, Saudi Arabia, Sudan, Turkey, Uganda, United Arab Emirates, United States, Vietnam, Zambia, and Zimbabwe.

•            For those valid smelters or refiners that were not certified as conflict-free, AbbVie identified potential discrepancies in the data provided by the supplier. AbbVie continues to engage the supplier regarding these discrepancies in order to accurately identify valid smelters within AbbVie’s supply chain and obtain mining country of origin data. AbbVie has requested the supplier report back an action plan to address these issues and include a timeframe for deliverables.

As a result, based on its reasonable efforts, AbbVie is unable to determine the country of origin, smelter or refiner, or mine of origin of the 3TG specifically contained in the Products.  AbbVie is continuing to work with its suppliers regarding responsible sourcing practices generally and their 3TG supply chain in particular. AbbVie continues to improve its data collection efforts with respect to suppliers and smelters, including working with suppliers to improve the quality and reliability of the data they report, such as validity of smelters.

4.             Acquisition of Allergan plc

On May 8, 2020, AbbVie completed its acquisition of Allergan plc (Allergan).  The Conflict Minerals Report for Allergan products manufactured from January 1 through December 31, 2019 for which 3TG may be necessary to the functionality or production appears below.  As used in this section, the term “Allergan” refers to Allergan plc and its consolidated subsidiaries.

In accordance with the Rule, all products manufactured or contracted to be manufactured by Allergan from January 1, 2019 through December 31, 2019 were assessed to determine whether they potentially contained 3TG. Through its assessment process, Allergan concluded that several of its products contain 3TG that is necessary to their functionality or production (collectively, the Allergan Covered Products).

As discussed below, following the performance of a RCOI and due diligence on the source and chain of custody of the 3TG used in the manufacture of the Allergan Covered Products, Allergan has reasonably concluded that it is unable to determine whether the manufacture of any of the Allergan Covered Products utilized 3TG that directly or indirectly financed or benefited armed groups in the Covered Countries.

Reasonable Country-of-Origin Inquiry

Allergan conducted a good faith RCOI regarding the 3TG used in the manufacture of the Allergan Covered Products. This good faith RCOI was designed to reasonably determine whether any of the 3TG used in the manufacture of the Allergan Covered Products originated in the Covered Countries or came from recycled or scrap sources. As a result of the RCOI, Allergan was unable to conclude that (i) it has no reason to believe that any of the 3TG used in the manufacture of the Allergan Covered Products originated in the Covered Countries or (ii) it reasonably believes the 3TG used in the manufacture of the Allergan Covered Products came from recycled or scrap sources.  Accordingly, Allergan also performed due diligence on the source and chain of custody of the 3TG used in the manufacture of the Allergan Covered Products.

The Due Diligence Process

Allergan did not purchase 3TG directly from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacturer of the Allergan Covered Products and the original sources of 3TG. Tracing these minerals to their sources requires Allergan to rely on its suppliers to obtain information regarding the origin of the 3TG used in the manufacture of the Allergan Covered Products, and the information provided by suppliers may be inaccurate or incomplete. In addition, because of Allergan’s relative location within the supply chain in relation to the actual extraction and transport of 3TG, Allergan’s ability to verify the accuracy of information reported by suppliers was limited.  Allergan’s due diligence measures were designed to conform, in all material respects, to the framework in the OECD Guidance, consistent with its position as a company that is not involved in the mining, smelting or refining of 3TG.

•                  Allergan has established strong controls to address 3TG, including adopting a 3TG policy that states, among other things, that Allergan’s goal is to achieve the responsible sourcing of materials for its products, including with respect to 3TG, and that suppliers should not supply Allergan with products or materials that contain 3TG that have directly or indirectly financed or benefited armed groups in the Covered Countries.  Allergan also has a 3TG management team, consisting of members of Allergan’s Procurement team, Third Party Manufacturing team, and Legal department, to oversee Allergan’s due diligence efforts.  In order to conduct the due diligence, Allergan took the following steps: Allergan identified 35 direct suppliers for the Allergan Covered Products, the manufacture of which was completed in 2019. Allergan surveyed all of these direct suppliers.

•                  Allergan asked any of these direct suppliers who were identified as providing materials that included 3TG to identify the countries of origin of the 3TG, including mine locations, as well as all smelters or refiners in their supply chains used in the manufacture of the Allergan Covered Products that process or supply these 3TG and whether these 3TG came from recycled or scrap sources. In conducting its RCOI and supply chain due diligence, Allergan leveraged the Template available through the RMI. Allergan requested that these suppliers provide information on a product-level basis. However, some of these suppliers identified smelters or refiners on a division- or company-wide basis, and, as a result, not all smelters or refiners identified by these suppliers were necessarily used to process 3TG in the Allergan Covered Products.

•                  29 of the 35 suppliers have responded to this year’s survey as of the time of filing. Allergan reviewed the information provided by its suppliers to assess the reasonableness of the responses and to look for inconsistencies or other apparent inaccuracies, as well as to determine, to the extent available, the country of origin of the 3TG used in the manufacture of the Allergan Covered Products. When information provided by suppliers appeared to be incomplete, or potentially incorrect, Allergan made further inquiry to better understand the underlying facts or requested supplemental information. Allergan has continued to follow up with suppliers and to provide feedback as appropriate.

•                  To the extent that Allergan was able to identify smelters and refiners that process 3TG ultimately used in the Allergan Covered Products based on data provided by its suppliers, Allergan took steps to assess the smelter’s or refiner’s due diligence on 3TG to the extent practicable.  In particular, Allergan examined the information provided to determine if the smelter or refiner had been validated as RMI Conformant. Of the smelters or refiners that have been identified as potentially applicable, some have not been identified as RMI Conformant. Allergan has encouraged all suppliers sourcing from those smelters or refiners to source from RMI Conformant smelters or refiners.

Allergan Conclusions

Identified Smelters and Refiners. While some of Allergan’s suppliers provided information for the particular materials containing 3TG they supply to Allergan, several of the suppliers provided information respecting 3TG on a division- or company-wide basis.  Where a supplier provided only division- or company-level information, Allergan determined that it did not have sufficient information to identify with any reasonable level of confidence the particular smelter or refiner that processed the 3TG contained in the particular materials supplied to Allergan and used in the Allergan Covered Products.

Identified Countries of Origin. Where a supplier provided product-level information or what reasonably appeared to be product-level information, the countries of origin of the 3TG used in the manufacture of the Allergan Covered Products identified by such supplier are listed below. Based on the information obtained pursuant to the due diligence process, Allergan does not have sufficient information to determine the country of origin of all of the 3TG used in the manufacture of the Allergan Covered Products; however, based on the information that has been obtained, the countries of origin of the 3TG reportedly include the following countries: China, Germany, Indonesia, Peru, and the United States.

Conclusion. After performing the due diligence described above, Allergan was unable to determine whether or not any of the Allergan Covered Products contain 3TG from the Covered Countries.